Free Writing Prospectus	Filed pursuant to Rule 433
Filed on September 25, 2014	Registration Statement Nos. 333-184123 and 333-161148

Oesterreichische Kontrollbank Aktiengesellschaft

US$1,000,000,000 2.375% Guaranteed Global Notes due 2021

FINAL TERM SHEET

September 25, 2014

Issuer:	Oesterreichische Kontrollbank AG (“OeKB”)

Guarantor:	Republic of Austria

Issuer Rating:	AA+ by Standard & Poor’s Ratings Services and Aaa by Moody’s Investors Service[1]

Principal Amount:	US$1,000,000,000

Pricing Date:	September 25, 2014

Closing Date:	October 1, 2014

Maturity Date:	October 1, 2021

Redemption Price at Maturity:	100%

Interest Rate:	2.375% per annum (paid semi-annually 30/360, following, unadjusted)

Interest Payment Dates:	April 1 and October 1 of each year

First Interest Payment Date:	April 1, 2015

Reoffer Spread:	17.05 bps over 2% US Treasury due August 31, 2021, such Treasury security yielding 2.208% semi-annually

Price to Public/Issue Price:	99.974%

Underwriting Commissions:	0.150%

Proceeds to OeKB:	99.824%

Format:	Registered global notes

Denominations:	US$1,000

Listing:	Regulated Market of the Luxembourg Stock Exchange

Business Days:	New York, London

Clearing System:	DTC (deliverable through Clearstream Luxembourg and Euroclear)

Joint Lead Managers:	Barclays Bank PLC, Citigroup Global Markets Inc., Deutsche Bank AG, London Branch and J.P. Morgan Securities plc

ISIN:	US676167BL26

CUSIP:	676167 BL2

1 A security rating is not a recommendation to buy, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

It is expected that delivery of the securities will be made against payment on or about October 1, 2014, which will be the fourth business day following the date of pricing of the securities (such settlement cycle being referred to as “T+4”). Trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities on the date of pricing will be required, by virtue of the fact that the securities initially will settle in T+4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of securities who wish to trade securities on the date of pricing should consult their own advisors.

You can access the prospectus relating to the registration statement at the following website:

http://www.sec.gov/Archives/edgar/data/202811/000119312512406023/d412320dsb.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Barclays Bank PLC toll-free at 1-888-603-5847, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Deutsche Bank AG, London Branch toll-free at 1-800-503-4611 or J.P. Morgan Securities plc toll-free at 1-866-430-0686.

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